                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File Number: 0-7919

(Check one):

[ ] Form 10-K      [ ] Form 20-F    [ ] Form 11-K     [ ] Form 10-Q
[ ] Form N-SAR     [ ] Form N-CSR


         For the Period Ended:

         [ ]      Transition Report on Form 10-K and Form 10-KSB
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         |X|      Transition Report on Form 10-Q and Form 10-QSB
         [ ]      Transition Report on Form N-SAR

         For the Transition Period Ended:  JUNE 30, 2005

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Full name of registrant:            WYOMING OIL & MINERALS, INC.
                                    --------------------------------------------

Former name if applicable:          N/A
                                    --------------------------------------------

Address of principal executive office (street and number):
                                                 BLOCK B, G/F, PRINCE INDUSTRIAL
                                                 BUILDING, 106 KING FUK STREET
                                    --------------------------------------------

City, State and Zip Code:           SAN PO KONG, KOWLOON, HONG KONG
                                    --------------------------------------------

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day
  [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

         The Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 due to delays in completing the testing and analysis procedures prerequisite to the completion of its quarterly financial statements.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


           ERIC WONG                                 +(852) 2321-6108
-------------------------------------        -----------------------------------
            (Name)                             (Area Code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s):

      Yes   |X|     No  [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      Yes  |X|      No  [ ]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES

                          WYOMING OIL & MINERALS, INC.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    August 16, 2005                    By: /s/ Eric Wong
                                                --------------------------------
                                                Eric Wong
                                                Its:  Chief Financial Officer





Answer to Part IV, Item III

         The Company was the subject of a reverse acquisition by Bestip Development International Limited ("Bestip"), a manufacturer and seller of micro motors, in June 2005. Certain financial statements of Bestip have previously been filed with the Commission, including the audited financial statements of Bestip for the years ended March 31, 2004 and 2003 and the unaudited financial statements of Bestip as of and for the nine months ended December 31, 2005. The results of operations of the Company for the transition period ended June 30, 2005 will include those of Bestip, whereas the quarterly report filed by the Company for the prior year period was filed at a time when the Company did not have significant assets or operations.